UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42535

STAK INC.

(Registrant’s Name)

Building 11, 8th Floor, No. 6 Beitanghe East Road, Tianning District

Changzhou, Jiangsu,

People’s Republic of China 213000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On April 14, 2026, STAK Inc. (the “Company”) issued a press release announcing its receipt a written notification letter (the “Compliance Notice”) from the staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC dated April 13, 2026, informing the Company that it has regained compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). According to the Compliance Notice, for the last 10 consecutive business days, from March 27, 2026 to April 10, 2026, the closing bid price of the Company’s Class A ordinary shares has been above $1.00 per share or greater. Accordingly, the Company has regained compliance with the Minimum Bid Price Requirement, and the matter is closed. Therefore, the Company’s Class A ordinary shares are no longer subject to delisting.

A copy of the press release is filed as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

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INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	STAK Inc. Regains Compliance with Nasdaq Bid Price Requirement

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAK INC.

Date: April 14, 2026	By:	/s/ Chuanbo Jiang
	Name:	Chuanbo Jiang
	Title:	Chief Executive Officer

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